Wellstar International, Inc.
6911 Pilliod Road
Holland, Ohio 43528

March 9, 2010

JMJ Financial

Re: Wellstar International, Inc. (the "**Company**")

Gentlemen:

The Company and the JMJ Financial (the "Lender") hereby agree that the Convertible Promissory Note issued by the Company to the Lender on August 19, 2009 (the "Note"), shall be amended to revise the following provision:

The Conversion Price shall be the following price: As applied to the Conversion Formula set forth in 2.2, 35% (thirty-five percent) of the lowest trade price in the 20 trading days previous to the conversion; as applies to Wellstar International, Inc. voting common stock.

Sincerely,

Wellstar International, Inc.

By: ____________________
Name: John Antonio
Title: Chief Executive Officer

AGREED AND ACKNOWLEDGED:

JMJ Financial

By: ____________________
Name:
Title: